SEC FILE NUMBER
000-51891

CUSIP NUMBER
460378 10 2

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

International Stem Cell Corporation

(Full Name of Registrant)

Not Applicable

(Former Name if Applicable)

5950 Priestly Drive, Carlsbad, CA 92008

(Address of Principal Executive Office)

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 by the prescribed date without unreasonable effort or expense because the Company is still in the process of compiling the financial information and preparing the disclosure required to be included in the Form 10-QSB.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Ray Wood, Chief Financial Officer	(760)	940-6383
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced, International Stem Cell Corporation (the “Company”) introduced its initial Lifeline Skin Care (“LSC”) products in late 2010. During its first quarter of 2011, the Company recognized revenues from the sale of those LSC products. There were no sales of LSC products in the first quarter of the previous year. Principally, as a result of those LSC product sales, revenues for the first fiscal quarter increased to approximately $1,515,000 (from approximately $273,000 in the first quarter of 2010). As a result of increases in cost of sales, research and development and general and administrative expenses, total development expenses increased to approximately $3,828,000 (from approximately $2,440,000 in the first quarter of 2010).

Signature

International Stem Cell Corporation

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 16, 2011	By:	/s/ Ray Wood
Ray Wood Chief Financial Officer